Exhibit 99.1

August 20, 2021

DEAR FELLOW SHAREHOLDER:

The Highland Income Fund (“Fund”) special meeting of Shareholders, originally scheduled for August 20, 2021 (the “Special Meeting”), has been adjourned until September 24, 2021. Your Fund’s Board of Trustees believes that an adjournment is in the best interest of the Fund and its shareholders in order to (i) permit the Fund to continue its ongoing shareholder outreach efforts, (ii) correct the potential confusion created by an activist shareholder’s misinformation campaign (as described in further detail below) and (iii) ensure that the Fund’s shareholders have sufficient time to consider the proposed tender offer that was just announced last week.

You have received proxy communications asking you to consider and approve a change in the Fund’s business from a registered investment company to a diversified holding company — a change that your Board of Trustees unanimously recommends that you vote FOR. We have been receiving votes from retail shareholders just like you, but because of the high concentration of retail investors it is critical that you take a few minutes to sign, date and mail the enclosed proxy card in the pre-paid envelope or follow the instructions below to vote by internet or telephone. You and your fellow retail investors are the deciding factor in passing the proposals.

You can find more information about the proposals at WWW.HFROCONVERSION.COM.

PROXY VOTING OPTIONS

Vote by Phone by calling 1-833-892-6620 and speaking with a proxy voting specialist today. Our representatives are available weekdays from 10 a.m. to 11 p.m. Eastern time. You may also call the toll-free number on the enclosed proxy card and follow the prompts.

☐	Vote by Internet by visiting the internet address on the enclosed proxy card and following the instructions.

☐	Vote by Mail by completing, signing and dating the enclosed proxy card and returning it in the enclosed prepaid return envelope.

SHAREHOLDER ACTIVIST TARGETS YOUR FUND

You should be aware that a longtime activist who has a history of attempting to enrich himself and his investors has targeted your Fund. You may receive a letter from Phil Goldstein who runs Bulldog Investors. His letter is filled with inaccuracies and mistruths designed to derail the proposed business change proposal for his own personal gain and to the detriment of the Fund and its long-term shareholders.

The Fund is not aware of Mr. Goldstein or any funds or accounts he controls owning any shares in your Fund as of June 14, 2021, the record date for the Special Meeting. We believe he targeted your Fund and recently began purchasing shares because he sees a financial opportunity for himself. Shareholders should be aware that Mr. Goldstein cannot vote any of the shares he recently purchased at the Special Meeting and thus may be seeking to mislead shareholders like you, who can vote, into taking an action that results in financial benefits to him instead of taking an action that is in the best interests of the Fund and its long-term shareholders. We will not let that happen and we will work toward protecting you and your fellow shareholders. Please disregard Mr. Goldstein’s misinformation campaign.

If you have not voted, please take the time to support your management team and Board by signing, dating and mailing the proxy card in the pre-paid envelope provided.

Please see reverse side

PARTIAL TENDER OFFER ANNOUNCED

We have been listening to your fellow shareholders regarding concerns about liquidity during the conversion process. Thus, Highland senior management and your Board have approved a tender offer whereby the Fund will purchase for cash up to $50 million of the Fund’s Common shares at a price equal to 95% of the net asset value per Common share as of the close of business on the business day before the tender offer expires (the “Tender Offer”). The Tender Offer is contingent upon the approval of all proposals at the Special Meeting of Shareholders.

You can find more information about both the Tender Offer and the proposals online at WWW.HFROCONVERSION.COM.

If you have any questions regarding the Special Meeting or need assistance in voting or have questions regarding the partial tender offer, please contact our proxy solicitor, Di Costa Partners, at 1-833-892-6620.

Thank you in advance for voting.

/s/ Frank Waterhouse

FRANK WATERHOUSE

PRINCIPAL EXECUTIVE OFFICER

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This letter is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Fund. Upon commencement of the Tender Offer, the Fund will file with the Securities and Exchange Commission (the “SEC”) a Schedule TO containing an offer to purchase, forms of letters of transmittal and related exhibits. These documents will contain important information about the Tender Offer and Shareholders are urged to read them carefully when they become available. Shareholders may obtain free copies of the Tender Offer Statement and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Tender Offer Statement and other documents filed with the SEC may also be obtained after the commencement of the Tender Offer by directing a request to the Fund.

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